Video Transcript
At Ease Rentals – Campaign Video

Every year, over 450,000 service members and their families are moved globally. This is not only my story, but the story of every service member and their family that moves, during the permanent change of station. Every two or three years, we experience the same thing, where we're looking for somewhere to stay that's safe, has the amenities of a home, and it's going to reduce out-of-cost spending. Hi, I'm Anthony, the founder and CEO of At Ease Rentals Corporation. This is a daunting problem that military families and service members have been facing for a very long time, where they find themselves being limited to only being able to book hotel rooms for an entire family or for a standard periods of time. Imagine doing this every two or three years with your family as you continue to grow and your kids get older. So, we've decided it's time to put that to an end and create a solution where people can have the opportunity to choose a home of their choosing and ensure that it's safe, within federal regulations, and they have the opportunity to get reimbursed.

When I joined the military, I made about $800 a month, when we're talking about $1,200 that I personally did not get reimbursed back. So, can you imagine how bad that $1,200 would have set me back on an $800 a month salary? Imagine adding a wife and children to that situation. Had I been told to move to a new location only to find out that the place I stayed in was unauthorized, because of lack of knowledge and information that exists, I would have been, not only upset, but I would have been financially put in a place that I don't think I could have survived. This is an average circumstance, which military personnel and federal personnel experience on a reoccurring basis. We're asking our service members and their families to make all kinds of sacrifices. And this should not be one of them.

I knew it was my mission and my passion to continue serving those who serve. I could not deal with knowing that someone else would not get their money back for a temporary lodging, which they used because they were told to move somewhere. We work with vendors to get listings that are in safe neighborhoods, have the amenities of a home that are comfortable, and, most importantly, affordable, within federal per diem lodging rates. We can do that with your help, by making sure that homes that are out there in the market are listed with At Ease and available to all service members and their families, so that they can make healthier, safer, and better accommodation choices.

Get behind us during this campaign and say, "Not on my watch will another service member or their family go through what I went through." Take action, today, and help At Ease support our military families by putting them at ease.

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